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                          May 22, 2023

       Bruce Labovitz
       Chief Financial Officer
       Bowman Consulting Group Ltd.
       12355 Sunrise Valley Drive
       Suite 520
       Reston, Virginia 20191

                                                        Re: Bowman Consulting
Group Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed May 17, 2023
                                                            File No. 333-272019

       Dear Bruce Labovitz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jason Simon, Esq.